Exhibit 99.2

TITAN MEDICAL INC.

2021 First Quarter

Condensed Interim Consolidated

Financial Statements

(Unaudited)

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
(In thousands of US Dollars)

	Note	March 31, 2021	December 31, 2020
Assets		see Note 1(b)
Current assets:
Cash and cash equivalents		$53,370	$25,469
Prepaid expenses and deposits		2,460	1,479
		55,830	26,948
Non-current assets:
Property, plant and equipment, net		307	245
Right-of-use assets, net	3	813	867
Patent rights, net	4	1,863	1,778
		2,983	2,890
Total assets		$58,813	$29,838

Liabilities
Current Liabilities:
Accounts payable and accrued liabilities	5	$3,022	$4,528
Current portion of lease liabilities		183	166
Note payable	6	2,044	1,885
Warrant derivative liability	7	23,649	36,317
		28,898	42,896
Long-term lease liabilities		704	751
Total Liabilities		29,602	43,647

Shareholders' equity (deficiency)
Share capital	8	259,492	214,148
Warrant reserve		13,385	1,671
Contributed surplus		10,157	9,401
Deficit		(253,823)	(239,029)
Shareholders' equity (deficiency)		29,211	(13,809)
Total Liabilities and equity (deficiency)		$58,813	$29,838
Commitments (Note 10)

Approved on behalf of the Board:

*signed*	*signed*
Paul Cataford	David McNally
Chairman	Director and CEO

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

FIRST QUARTER 2021	The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Net and Comprehensive Loss
(Unaudited)
(In thousands of US Dollars, except per share amounts.)

		Three Months Ended
	Note	March 31, 2021	March 31, 2020

Revenue		$50	-

Expenses
Amortization of patent rights	4	12	8
Depreciation of right-of-use assets	3	54	6
Depreciation of property, plant, and equipment		31	-
General and administrative		4,066	1,670
Research and development		7,640	46
		11,803	1,730
Net loss from Operations		(11,753)	(1,730)

Finance income		(13)	(2)
Loss (gain) on change in fair value of warrant derivative	7	3,054	(1,117)
Warrant derivative liability issue cost		-	157
		3,041	(962)
Net and Comprehensive Loss		$(14,794)	$(768)

Basic and Diluted Loss per Share	9	$(0.15)	$(0.02)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

FIRST QUARTER 2021	The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Shareholders’ Equity (Deficit)
(Unaudited)
(In thousands of US Dollars, except shares)

	Share Capital Number	Share Capital Amount	Warrant Reserve	Contributed Surplus	Deficit	Shareholders' Deficit
Balance - December 31, 2019	39,907,681	$194,217	$642	$8,304	$(214,845)	$(11,682)

Issued pursuant to agency agreement	11,909,196	3,037	-	-	-	3,037
March 2020 Equity Offering-broker warrants		(26)	26			-
Share issue expense	-	(214)	-	-	-	(214)
Warrants exercised	2,400,000	1,011	-	-	-	1,011
Stock-based compensation expense	-	-	-	229	-	229
Net loss	-	-	-	-	(768)	(768)
Balance - March 31, 2020	54,216,877	$198,025	$668	$8,533	$(215,613)	$(8,387)

	Note	Share Capital Number	Share Capital Amount	Warrant Reserve	Contributed Surplus	Deficit	Shareholders' Equity
Balance - December 31, 2020 - see Note 1(b)		83,184,843	$214,148	$1,671	$9,401	$(239,029)	$(13,809)

Derivative warrants exercised	7	8,000,000	8,000	-	-	-	8,000
Derivative warrants exercised - fair value adjustment	7	-	15,722	-	-	-	15,722
January 2021 Equity Offering, net of issuance costs	8 (a)	7,419,354	7,067	3,164	-	-	10,231
January 2021 Equity Offering-broker warrants			(1,384)	1,384	-	-	-
February 2021 Equity Offering, net of issuance costs	8 (a)	9,585,250	15,165	5,928	-	-	21,093
February 2021 Equity Offering-broker warrants			(1,238)	1,238	-	-	-
Equity warrants exercised	8 (c)	1,318,675	1,985	-	-	-	1,985
Options exercised		19,568	27	-	(13)	-	14
Stock-based compensation expense	8 (b)	-	-	-	769	-	769
Net loss		-	-	-	-	(14,794)	(14,794)
Balance - March 31, 2021		109,527,690	$259,492	$13,385	$10,157	$(253,823)	$29,211

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

FIRST QUARTER 2021	The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US Dollars)

		For the Three Months Ended
	Note	March 31, 2021	March 31, 2020
Cash provided by (used in):
Operating
Net loss		$(14,794)	$(768)
Non-cash items
Depreciation of right-of-use assets		54	14
Amortization of patents		12	-
Depreciation of property, plant and equipment		31	-
Interest expense on lease liabilities		14	-
Stock-based compensation expense	8 (b)	769	229
Loss (gain) on change in fair value of warrants	7	3,054	(1,168)
Non-cash issue costs		-	26
Non-cash settlement included in payables		-	251
Accrued interest on Note payable		37	-
Changes in non-cash working capital balances:
Prepaid expenses and deposits		(981)	173
Accounts payable and accrued liabilities		(1,506)	(1,228)
Cash used in operating activities		(13,310)	(2,471)
Financing:
Exercise of Derivative warrants	7	8,000	-
January 2021 Equity Offering, net of issuance costs	8 (a)	10,231	-
February 2021 Equity Offering, net of issuance costs	8 (a)	21,093	-
Exercise of Equity warrants	8 (c)	1,985	-
Exercise of stock options		14	-
Net proceeds from issuance of common shares		-	3,477
Note payable		122	-
Repayment of lease liabilities		(44)	(4)
Cash provided by financing activities		41,401	3,473
Investing:
Purchase of property, plant and equipment		(93)	-
Purchase of patents		(97)	(56)
Cash used in investing activities		(190)	(56)

Increase in cash and cash equivalents		27,901	946
Cash and cash equivalents, beginning of the period		25,469	814
Cash and cash equivalents, end of the period		$53,370	$1,760

FIRST QUARTER 2021	The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended March 31, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

1.DESCRIPTION OF BUSINESS

Nature of Operations:

Titan Medical Inc.’s (“Titan” or the “Company”) business is in the research and development stage and is focused on the continued research and development of robotic assisted technologies for application in single access surgery, including the development of the EnosTM robotic single access surgical system (the “Enos system”). In the near term, the Company plans to continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of the later stage will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

On May 29, 2020, the Company established a wholly owned subsidiary, Titan Medical USA Inc. (“Titan USA” or “Subsidiary”), a corporation that is duly organized and existing under the laws of Delaware.

Basis of Presentation:

(a)Statement of Compliance

These unaudited condensed interim consolidated financial statements (the “Interim Financial Statements”) for the three months ended March 31, 2021, and March 31, 2020, have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting (“IAS 34” or “IAS 34 – Interim Financial Reporting”). The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2020.

The Interim Financial Statements were authorized for issue by the Board of Directors on May 15, 2021.

(b)Basis of Presentation

During the quarter, the Company changed the presentation of the condensed interim consolidated statements of shareholders’ equity (deficit) to present separately the warrant reserve previously included in share capital. The Company further changed the presentation of condensed interim consolidated statements of net and comprehensive loss to present expenses by function. Certain comparative figures have been reclassified to conform with the current period presentation.

(c)Presentation Currency

These Interim Financial Statements are presented in United States dollars (“US”), which is the Company’s functional and presentation currency, and are rounded to the nearest thousands of dollars.

(d)Restricted Share Units

Pursuant to the Company’s share unit plan (“SU Plan”), the Company issued restricted share units (“RSU”) to certain employees and directors in Q1, 2021. Under the SU Plan, each RSU, once vested, is exchangeable for one common share in the capital of the Company (each a “Common Share”).

FIRST QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended March 31, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

1.DESCRIPTION OF BUSINESS (continued)

(e)COVID-19

Since December 31, 2019, the outbreak of a novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods and social distancing protocol, along with the uncertainty around the disease itself, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Due to the uncertainty caused by the COVID-19 outbreak, the Company is experiencing a longer recruitment cycle for recruiting technical personnel, and travel restrictions have slowed its ability to select and qualify suppliers for certain of its products. Furthermore, contractors and suppliers engaged by the Company may also be impacted by COVID-19 and there is a risk they could fail to meet their obligations to the Company. The effects of these impediments on the Company’s ability to achieve its milestones, including the timeline for completion, is unknown at this time.

2.NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE COMPANY

The significant accounting policies used in preparing these Interim Financial Statements are consistent with the accounting policies and computation methods applied in the audited consolidated financial statements for the year ended December 31, 2020.

Other new and amended standards and interpretations issued by the IASB applicable for periods within the current annual reporting year are not expected to impact Titan as they are either not relevant to Titan’s activities or apply to accounting standards which are consistent with Titan’s current accounting policies.

FIRST QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended March 31, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

3.RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-use assets	Cost	Accumulated amortization	Net Book Value
Balance at January 1, 2021	$975	$(108)	$867
Amortization	-	(54)	(54)
Balance at March 31, 2021	$975	$(162)	$813

Lease liabilities	Net Book Value
Balance at January 1, 2021	$917
Repayments	(44)
Interest expense	14
Balance at March 31, 2021	$887

4.PATENT RIGHTS

	Cost	Accumulated Amortization	Net Book Value
Balance at January 1, 2021	$2,130	$(352)	$1,778
Additions	97	-	97
Amortization	-	(12)	(12)
Balance at March 31, 2021	$2,227	$(364)	$1,863

5.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balance of accounts payable and accrued liabilities at March 31, 2021 is $3,022 (December 31, 2020 - $4,528). The majority of the payables and accrued liabilities of $1,245 relate to amounts owed to the Company’s product development suppliers, an amount of $ 653 relates to legal and audit and the balance relates to regular business operations (December 31, 2020 - $3,733 and $446 respectively).

6.NOTE PAYABLE

Balance at January 1, 2021	$1,885
Additions	122
Accrued interest	37
Balance at March 31, 2021	$2,044

In 2020, the Company entered into an agreement with Medtronic for a note payable (the “Note”). In connection with the Note, the Company executed and delivered a security agreement in favour of Medtronic. Under the Note agreement, the Company received $1.5 million in cash and owes an additional $507 related to certain legal, transaction and intellectual property related expenses incurred by Medtronic pursuant to the Medtronic agreements and will bear interest at the rate of 8% per annum. The unpaid principal balance owing under the

FIRST QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended March 31, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

Note, together with any accrued and unpaid interest and all other unpaid obligations under the Note, shall be due and payable in full on the earliest to occur of: (i) June 3, 2023, (ii) a Change of Control (as defined in the Note), or (iii) the completion of the last milestone under the Development Agreement. For the quarter ended March 31, 2021, the Note has accrued interest of $37.

7.WARRANT DERIVATIVE LIABILITY

During the quarter, 8,000,000 derivative warrants were exercised at $1.00 and 1,377,279 derivative warrants expired with an exercise price of between CDN $15.00 and CDN $36.00.

	Warrant derivative units outstanding	Fair value derivative warrant liability
Balance at January 1, 2021	28,969,670	$36,317
Exercised	(8,000,000)	(15,722)
Items that were classified to net loss:
Expired	(1,377,278)	(120)
Foreign exchange adjustment	-	43
Fair value adjustment	-	3,131
Loss on change in fair value of derivative warrants	-	3,054
Warrant derivative liability as at March 31, 2021	19,592,392	$23,649

The fair value of the warrants exercised were measured based on the Black-Scholes option pricing model. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs in the original currency of the warrants exercised used in the measurement of fair values of the warrants at the date of exercise for the quarter ended March 31, 2021 is as follows:

Warrant derivative exercises	From January 12 to January 20, 2021
Exercise price	$1.00
Expected warrant life	3.0 years
Risk free interest rate	0.37%
Expected volatility	151.29%
Expected dividends	Nil

FIRST QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended March 31, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

8.SHARE CAPITAL

(a) Authorized: unlimited number of common shares, no par value

Issued: 109,527,690 (December 31, 2020: 83,184,843)

Exercise prices of units, warrants, options and RSUs, are presented in US dollars unless otherwise noted.

January 2021 Equity Offering

On January 26, 2021, the Company closed an offering of 7,419,354 units of the Company sold on a “bought deal” basis, at price of $1.55 per January 2021 Unit for aggregate gross proceeds of $11,500 ($10,231 net of share issuance costs). Each January 2021 Unit consists of one Common Share and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “January 2021 Warrant”). Each January 2021 Warrant is exercisable to acquire one Common Share at an exercise price of $2.00 per share until January 26, 2026. In connection with the January 2021 Offering, the Company issued 518,234 broker warrants exercisable at $1.9375 until January 26, 2023 treated as share issuance costs. January 2021 Warrants and broker warrants associated with this raise qualified as equity classification – see Note 8(c).

February 2021 Equity Offering

On February 24, 2021, the Company closed an offering of 9,585,250 units of the Company (“February 2021 Units”) at price of $2.40 per February 2021 Unit for aggregate gross proceeds of $23,005 ($21,093 net of share issuance costs). Each February 2021 Unit consists of one common share in the capital of the Company (each a “Common Share”) and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “February 2021 Warrant”). Each February 2021 Warrant is exercisable to acquire one Common Share at an exercise price of $3.00 per share until February 24, 2023. In connection with the February 2021 Offering, the Company issued 670,967 broker warrants exercisable at $3.00 until February 24, 2023 treated as share issuance costs. February 2021 Warrants and broker warrants associated with this raise qualified as equity classification – see Note 8(c).

(b)Stock-Based Compensation

Titan has reserved and set aside up to 15% of the issued and outstanding Common Shares for the granting of stock options and restricted share units to eligible employees, officers, consultants, and advisors. The Company’s compensation plan includes the Share Unit Plan (the “SU Plan”), the Deferred Unit Plan (the “DSU Plan”), the Stock Option Plan (the “Option Plan”), collectively the “Compensation Plan”. At March 31, 2021, 10,216,272 Common Shares were remaining available to issue under the Compensation Plan.

Common shares outstanding		109,527,690
Available for issuance under the Compensation Plan	15%	16,429,153
Reserved for current compensation grants		6,212,881
Remainder available to reserve for future grants		10,216,272

FIRST QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended March 31, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

8.SHARE CAPITAL (continued)

For the three months ended March 31, 2021, $769 of stock-based compensation expense was recorded (March 31, 2020: $229).

Options	427
RSUs	342
Stock-based compensation expense	$769

(i)Options

Options and the terms of each issue over the three months ended March 31, 2021, are outlined below:

Grant date / recipient	Number of options	Exercise price	Vesting conditions	Contractual life of options
March 3, 2021, options A	1,590,000	$2.21	Options vest as to ¼ of the total number of options granted on the first anniversary of the grant date, and monthly for the remaining 36 months	7 years
March 3, 2021, options B	159,000	$2.21	Options vest as to ¼ of the total number of options granted, on each of four anniversaries of the grant date	7 years
March 3, 2021, options C	50,000	$2.21	Achievement of milestones	7 years
March 3, 2021, options D	2,262	$2.21	Options vest immediately	7 years

On February 17, 2021, 19,568 Common Shares were issued upon the exercise of options for gross proceeds of $14.

A summary of the status of the Company’s outstanding stock options as of March 31, 2021, is presented in the following table:

Stock options outstanding	CANADIAN DOLLARS		US DOLLARS
	Number stock options	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price
Balance at January 1, 2021	833,965	$5.10	2,089,805	$1.13
Granted	-	-	1,801,262	2.21
Exercised	-	-	(19,568)	0.73
Expired / forfeited	(20,443)	6.84	-	-
Balance at March 31, 2021	813,522	$4.22	3,871,499	$1.64

FIRST QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended March 31, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

8.SHARE CAPITAL (continued)

The weighted average exercise price of Canadian dollar denominated options outstanding is CDN $4.22 and CDN $4.21 for options that are exercisable. The weighted average exercise price of US dollar denominated options outstanding is $1.64 and $2.41 for options that are exercisable.

Inputs for Measurement of Grant Date Fair Values for Options

The grant date fair value of the option plans was measured based on the Black-Scholes option pricing model. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs in the original currency of the grants used in the measurement of fair values of the options at the grant date for the quarter ended March 31, 2021 is as follows:

Stock options issued	March 31, 2021
Exercise price	$2.21
Expected option life	3.7 years
Risk free interest rate	0.45%
Expected volatility	151.29%
Expected dividends	Nil

(ii)Restricted Share Units

During the quarter, the Company granted 1,527,860 RSUs pursuant to its Share Unit Plan. RSUs are notional share units exchangeable for common shares of the Company upon vesting.

Grant date / recipient	Vesting conditions	Number of RSUs
February 24, 2021 RSUs A	RSUs vest as to ¼ of the total number of units granted, on each of four anniversaries from the grant date	1,360,000
February 24, 2021 RSUs B	RSUs vest on the earliest of the Company’s next annual general meeting of the shareholder’s and 12 months from the grant date	136,752
February 24, 2021 RSUs C	RSUs vested immediately	31,108
Total RSUs granted in the quarter		1,527,860

The RSU grants were fair valued using the closing share price of the trading date prior to the February 24, 2021 grant date.

FIRST QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended March 31, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

8.SHARE CAPITAL (continued)

(c)Equity Warrants

As at March 31, 2021, the Company has 9,912,633 equity warrants that are issued, outstanding and exercisable (December 31, 2020: 2,131,716). These equity warrants expire between January 26, 2023, and November 6, 2025, (December 31, 2020: equity warrants had expiry dates between April 12, 2020, and November 6, 2025). Due to the equity classification, the equity warrants are not revalued each reporting period.

Equity warrant units outstanding
Balance at January 1, 2021	2,131,716
January 2021 Equity Offering	4,227,911
February 2021 Equity Offering	5,463,592
Exercised	(1,318,675)
Expired	(591,911)
Equity warrants as at March 31, 2021	9,912,633

9.BASIC AND DILUTED LOSS PER SHARE

Basic loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding.

Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potential dilutive securities. The Company has restricted share units, stock options and warrants which may be dilutive. As a result of losses incurred for the three months ending March 31, 2021 and 2020, these securities are anti-dilutive and therefore excluded from the determination of dilutive loss per share.

	For the Three Months Ended March 31
	2021	2020
Numerator
Net loss	$(14,794)	$(768)
Denominator
Weighted average number of common shares outstanding for basic loss per common share	97,517,298	44,272,288
Adjustment for dilutive securities	Nil	Nil
Weighted average number of common shares outstanding for diluted loss per common share	97,517,298	44,272,288
Net loss per common share – basic and diluted	$(0.15)	$(0.02)

10.COMMITMENTS

As part of its program of research and development of the Enos system, the Company has outsourced certain aspects of the research and development to third party technology and development companies. At March 31, 2021, $5,369 in purchase orders remain outstanding (December 31, 2020: $10,694).

FIRST QUARTER 2021